UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Local Bounti Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53960E106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Leo Investors III LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,103,333(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,103,333(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,103,333(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 13.2% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 6,770,000 shares of Common Stock and 5,333,333 shares of Common Stock acquirable in respect of warrants (“Private Placement Warrants”).
(2)

Calculated based on (i) 86,344,881 shares of Common Stock outstanding as of November 30, 2021 as reported on the Issuer’s 424(b)(3) Prospectus, filed on December 23, 2021, and (ii) 5,333,333 shares of Common Stock issuable in connection with the Private Placement Warrants.

1.	Names of Reporting Persons Leo Investors GP III Ltd
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,103,333(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,103,333(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,103,333(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 13.2% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 6,770,000 shares of Common Stock and 5,333,333 shares of Common Stock acquirable in respect of warrants (“Private Placement Warrants”).
(2)

Calculated based on (i) 86,344,881 shares of Common Stock outstanding as of November 30, 2021 as reported on the Issuer’s 424(b)(3) Prospectus, filed on December 23, 2021, and (ii) 5,333,333 shares of Common Stock issuable in connection with the Private Placement Warrants.

Item 1(a).	Name of Issuer

Local Bounti Corporation

Item 1(b).	Address of the Issuer’s Principal Executive Offices

490 Foley Lane Hamilton, MT 59840

Item 2(a).	Names of Persons Filing

This statement is filed by the entities listed below, all of whom are referred to herein as the “Reporting Persons”: (i) Leo Investors III LP (ii) Leo Investors GP III Ltd

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Leo Investors III LP 21, Grosvenor Place London, England SW1X 7HF Leo Investors GP III Ltd PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104

Item 2(c).	Citizenship

See response to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

53960E106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See response to Item 9 on each cover page.

(b)  Percent of Class:

See response to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

The reported securities are held by Leo Investors III LP, which is controlled by its general partner, Leo Investors GP III Ltd and each of the foregoing may be deemed to be the beneficial owner of the reported securities. Leo Investors GP III Ltd is governed by a three member board of directors. Each director has one vote, and the approval of a majority of the directors is required to approve an action of Leo Investors III LP. No individual director of Leo Investors GP III Ltd exercises voting or dispositive control over the reported securities and, therefore, no individual director of Leo Investors GP III Ltd has or shares beneficial ownership of such securities. This Statement shall not be construed as an admission that either Reporting Person or any individual director of Leo Investors GP III Ltd is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Leo Investors III LP

By: Leo Investors GP III Ltd., its general partner

/s/ Simon Brown
Name:	Simon Brown
Title:	Director

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022